REED’S, INC.
13000 South Spring Street
Los Angeles, California 90061
Tel. No. 310-217-9400

August 9, 2006

Howard Baik, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3561

Re: Reed’s, Inc.
Registration Statement on Form SB-2
File No. 333-135186

Dear Mr. Baik:

Reed’s, Inc. is requesting by separate correspondence the effectiveness of the above-referenced registration statement.

As requested in the Staff's correspondence, dated July 13, 2006, in connection with such request for acceleration, Reed’s, Inc. hereby acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

Howard Baik, Esq.
Securities and Exchange Commission
August 9, 2006

We have sent you a corresponding letter requesting that the effectiveness of the above-referenced Registration Statement be accelerated to Friday, August 11, 2006 at 1:00 p.m. (Eastern Time).

REED’S, INC.

By: _/s/ Christopher J. Reed
       Christopher J. Reed
       Chief Executive Officer

cc: JEFFREY P. BERG, ESQ.